Exhibit 99

PRESS RELEASE

ROSTELECOM REPORTS TOP LINE GROWTH AND STRENGTHENING MARGINS IN THE FIRST HALF OF 2007

Increased Traffic, Active Promotion of New Services Drive Revenue Growth

Moscow – November 28, 2007:  Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced financial results for the first six months of 2007 in accordance with International Financial Reporting Standards (IFRS):

•                  Consolidated revenue for the first six months of 2007 increased by 8.2% to RUB 31,742.0 million(1);

•                  Domestic long-distance traffic rose 9.0% compared to the first half of 2006, international outgoing traffic grew by 8.5% while international incoming traffic increased by 29.6%(2);

•                  First half 2007 OIBDA(3) increased to RUB 6,883.0 million compared to RUB 4,821.0 million in the first half of 2006, representing an OIBDA margin of 21.7%;

•                  First half 2007 net profit amounted to RUB 2,545.0 million.

Andrei Gaiduk, First Deputy General Director – Finance Director of Rostelecom, commented:  «Our financial results in the first half of 2007 reflect our ability to maintain a solid position in the Russian telecommunications market while continuing to increase our international market share. The Company’s top-line growth is indicative of our competitive advantages including those created by the active development of the new, unregulated, services such as intelligent network and wholesale data transmission services. Effective cooperation with regional operators and the expansion of Rostelecom’s own nationwide network of Customer Care Centers contributed to a decrease in operating expenses, which had a positive impact on margins. Looking forward, our primary goals are to further enhance our efficiency and substantially increase our presence in new service markets, while maintaining our position in traditional telecom segments.”

(1) This press release contains comparable figures for the first six months of 2006, which have not been previously published but are presented in the condensed consolidated interim financial statements for the first six months of 2007.

(2) This press release contains verified domestic long-distance traffic data for the first six months of 2007 and domestic ad outgoing international traffic data for the first six months of 2006.

(3) The Company defines OIBDA as operating income before depreciation, amortization and loss on disposal of PP&E. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP or IFRS.

Financial highlights

RUB million	H1 2007	H1 2006	% change, y-o-y

Revenue	31,742	29,347	8.2%
Operating expenses	28,812	29,325	-1.7%
Depreciation	3,931	4,341	-9.4%
Loss on disposal of property, plant and equipment	22	458	-95.2%
OIBDA	6,883	4,821	42.8%
OIBDA margin, %	21.7%	16.4%	n.a.
Operating income	2,930	22	by a factor of 133.2
Operating margin, %	9.2%	0.1%	n.a.
Net profit	2,545	461	452.1%
Net margin, %	8.0%	1.6%	n.a.

Rostelecom’s consolidated revenue for the first half of 2007 increased by 8.2% to RUB 31,742.0 million. Expanding partnerships with international operators and effective cooperation with both subscribers and regional operators allowed the Company to benefit from healthy increases in domestic and international long-distance traffic. Domestic long-distance traffic grew by 9.0% year on year, outgoing international traffic rose 9.2%, while incoming international traffic was up 31.2% compared to the first half of 2006. Rostelecom delivered a 13.0% increase in revenues from leased line services to RUB 3,922.0 million due to growing overall demand and an optimized tariff policy. Top-line growth was also driven by increased revenues from other business segments, including value-added and new services. Revenues from other business segments rose by 35.8% compared to the same period last year and totaled RUB 2,865.0 million. This growth was driven primarily by the successful development and promotion of the Company’s intelligent network services and wholesale Internet services coupled with rising market demand for customer equipment servicing.

In the first half of 2007, the Company successfully slowed the rate of growth in its operating expenses. This was achieved as a result of decreased payments to Russian operators, supported by the development of direct business-to-client relationships with end-customers through the Company’s expanding network of Customer Care Centers across the country. Rostelecom also recorded a reduction of bad debt expense. Operating costs before depreciation and loss on disposal of PP&E increased slightly by 1.4%. Overall, total operating expenses were down 1.7% year on year, owing to a decrease in depreciation charges and the loss on disposal of PP&E.

Rostelecom’s first half 2006 operating profit totaled RUB 22.0 million mainly due to significantly higher payments to Russian operators as a result of the new interaction system which became effective January 1, 2006. In the first half of 2007, the Company’s operating profit surged to RUB 2,930.0 million.

Consequently, OIBDA amounted to RUB 6,883.0 million – a year-on-year increase of 42.8%, and OIBDA margin improved to 21.7%.

The Company headcount was reduced by 3.5% compared to the first half of 2006. As of June 30, 2007 headcount amounted to 22.1 thousand employees.

Consolidated net income for the first half 2007 increased to RUB 2,545.0 million compared to RUB 461.0 million in the first half of 2006.

Domestic Long-Distance (DLD) Services

Increase in Traffic and Revenue from Russian Clients Underscores the Company’s Successful Response to Growing Competition in the DLD Market

Rostelecom’s DLD revenues for the first half of 2007 amounted to RUB 16,096.0 million – a year-on-year increase of 5.0%. Domestic long-distance traffic grew by 9.0% to 5,046.8 million minutes.

The increase in traffic from both subscribers and regional operators contributed to the positive trend.

The growth in DLD revenues was driven by increased volumes of traffic from end-customers to the networks of mobile operators through Rostelecom’s network as well as by the reduction of subscriber tariffs in several Russian regions.

International Long-Distance (ILD) Services to Russian Subscribers and Operators

Revenues from International Long-Distance Services Impacted by Changes in Traffic Mix

Outgoing ILD traffic for the first half of 2007 totaled 963.6 million minutes – a year-on-year increase of 8.5%, while revenues from ILD services to Russian subscribers and operators amounted to RUB 6,289.0 million, down 1.4% compared to the same period last year.

The decrease in revenues was primarily attributable to the changes in traffic mix.

Incoming ILD Traffic Transit and Termination Services to International Operators

Sustained Growth in Incoming International Traffic Volumes as Rostelecom Continues to Leverage its Strong Market Position

Successful collaboration with international operators enabled the Company to increase its share of incoming international traffic.

Incoming traffic from international operators rose 29.6% to 1,411.3 million minutes year-on-year. Half year 2007 revenue from international operators for incoming ILD traffic transit and termination grew by 24.5% compared to the same period last year to RUB 2,570.0 million. The revenue increase was driven by an overall increase in transit traffic, the implementation of flexible tariffs for international operators and a new tariff policy aimed at optimizing our tariff structure.

Revenue from Leased Line Services

Increase in Revenues from Leased Lines Resulting from Optimized Tariff Policy and Growing Demand

Rostelecom’s half year 2007 revenue from leased line services rose 13.0% year on year and totaled RUB 3,922.0 million.

Other Revenue

Active Development and Promotion of New Services Contributes to Top-line Growth

The Company’s revenue from other business segments increased by 35.8% year on year to RUB 2,865.0 million, reflecting the growth of value-added and new services. This is mainly attributable to growing revenues from intelligent network services, wholesale Internet services and customer equipment servicing.

Traffic and revenue dynamics

	H1 2007	H1 2006	% change, y-o-y
DLD traffic
Traffic, mln min	5,046.8	4,629.4	9.0%
Revenue, RUB mln	16,096.0	15,323.0	5.0%
Outgoing ILD traffic
Traffic, mln min	963.6	888.1	8.5%
Revenue, RUB mln	6,289.0	6,377.0	-1.4%
International operators
Traffic, mln min	1,411.3	1,088.6	29.6%
Revenue, RUB mln	2,570.0	2,065.0	24.5%
Leased line services
Revenue, RUB mln	3,922.0	3,472.0	13.0%
Other
Revenue, RUB mln	2,865.0	2,110.0	35.8%

Operating Expenses

Total operating expenses for the first six months of 2007 amounted to RUB 28,812.0 million. The year-on-year decrease of 1.7% was mainly attributable to the reduction in payments to Russian operators as well as lower bad debt expense, depreciation charges and a loss on the sale of PP&E.

Payments to Russian operators decreased by 4.2% to RUB 13,775.0 million compared to the fist half 2006 mainly due to the expansion of the Company’s own Customer Care Centers, which enabled Rostelecom to save on agent fees. Payments to international operators rose 14.5% to RUB 3,403.0 million as a result of increases in volumes of outgoing ILD and transit traffic.

Staff costs for the first half 2007 totaled RUB 3,637.0 million, a 10.8% increase year-on-year. Due to further business process optimization and streamlining of the organizational structure, the Company’s headcount was reduced from 22.9 thousand employees as of June 30, 2006 to 22.1 thousand employees as of June 20, 2007 – a year-on year decrease of 3.5%.

As a result, OIBDA increased by 42.8% year on year to RUB 6,833.0 million. The OIBDA margin amounted to 21.7% compared to 16.8% in the first half of 2006.

Depreciation charges for the first half 2007 amounted to RUB 3,931.0 million – down 9.4% year-on-year.

First half 2007 operating profit surged to RUB 2,930.0 million compared to RUB 22.0 million for the same period in 2006. Operating margin increased to 9.2%

Other Income/Loss

Other income for the first half of 2007 amounted to RUB 406.0 million, down 41.2% year on year. The decrease is due to reduced net interest income as well as lower net foreign exchange gain.

Income Tax

Income tax expense amounted to RUB 912.0 million in the first half of 2007. The increase of 3.7 times over the first half 2006 is mainly due to the growth in income of 4.9 times before taxation.

Consolidation

First half 2007 consolidated financial statements include the results of operations of Rostelecom and its subsidiaries - Westelcom, GlobalTel, Globus-Telecom, Zebra Telecom, MTs NTT and others. Consolidated financial statements for the first six months of 2007 also include comparable figures for the first six months of 2006, which had not been published previously. The results of operations of the companies acquired by Rostelecom in 2006 and included in the consolidated financial statements from the date of acquisition did not materially impact Rostelecom’s consolidated statement of income for the first half of 2006.

Net profit

In the first half 2007 Rostelecom’s consolidated net profit increased to RUB 2,545.0 million compared to RUB 461.0 million for the same period last year. Net margin amounted to 8%.

Rostelecom will host a webcast of the first half 2007 results conference call on November 28, 2007 beginning at 9.30 AM (Eastern US) / 2.30 PM (London) / 5.30 PM (Moscow). The webcast will be available both live, and for replay purposes, on the Investor Center of Rostelecom’s website at www.rt.ru/en/icenter.

Appendices:

1.               Condensed consolidated statements of income for the six months ended June 30, 2007 and June 30, 2006 in RUB;

2.               Condensed consolidated balance sheets as of  June 30, 2007 and December 31, 2006 in RUB.

***

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•                 Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•                 the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•                 the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•                 the Company’s plans with respect to improving its corporate governance practices;

•                 the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•                 economic outlook and industry trends;

•                 the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•                 other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•                 risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•                 risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•                 risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•                 technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•                 other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further details please contact

Rostelecom IR Department	Rostelecom PR Department
Tel.: + 7 499 973 9920	Tel.: + 7 499 973 9973
Fax: + 7 499 972 8222	Fax: + 7 499 973 9977
e-mail: rostelecom@rostelecom.ru	e-mail: rostelecom@rostelecom.ru

Appendix I

Condensed consolidated statements of income for the six months ended June 30, 2007 and June 30, 2006 in RUB

RUB million	H1 2007	H1 2006	% change, y-o-y
Revenue from telephone traffic transmission	24,955.0	23,765.0	5.0%
DLD	16,096.0	15,323.0	5.0%
Outgoing ILD	6,289.0	6,377.0	-1.4%
Incoming ILD (termination and transit)	2,570.0	2,065.0	24.5%
Revenue from leased line services	3,922.0	3,472.0	13.0%

Other revenue	2,865.0	2,110.0	35.8%
Total revenue	31,742.0	29,347.0	8.2%
Payments to Russian operators	(13,775.0)	(14,373.0)	-4.2%
Payments to international operators	(3,895.0)	(3,403.0)	14.5%
Wages, salaries, etc.	(3,637.0)	(3,283.0)	10.8%
Taxes other than on income	(334.0)	(281.0)	18.9%
Bad debt expense	(191.0)	(343.0)	-44.3%
Other operating expenses	(3,027.0)	(2,843.0)	6.5%
Total operating expenses before depreciation and loss on disposal of PP&E	(24,859.0)	(24,526.0)	1.4%
OIBDA	6,883.0	4,821.0	42.8%
OIBDA margin, %	21.7%	16.4%	n.a.
Depreciation	(3,931.0)	(4,341.0)	-9.4%
Loss on disposal of property, plant and equipment	(22.0)	(458.0)	-95.2%
Total operating expenses	(28,812.0)	(29,325.0)	-1.7%
Operating profit	2,930.0	22.0	by factor of 133.2
Operating margin, %	9.2%	0.1%	n.a.
Gain /(loss) from associates	121.0	(2.0)	n.a.

Other income /(loss), incl.	406.0	690.0	-41.2%
Interest expense	(95.0)	(69.0)	37.7%
Interest income	413.0	488.0	-15.4%
Income from sale of investments	—	29.0	n.a.
Foreign exchange gain /(loss), net	62.0	212.0	-70.8%
Other non-operating income /(loss), net	26.0	30.0	-13.3%

Income before tax and minority interest	3,457.0	710.0	386.9%
Current tax charge	(1,192.0)	(1,089.0)	9.5%
Deferred tax benefit	280.0	840.0	-66.7%
Income tax expense	(912.0)	(249.0)	266.3%

Net income, attributable to:	2,545.0	461.0	452.1%
Equity holders of the parent	2,543.0	462.0	450.4%
Minority interest	2.0	(1.0)	n.a.
Net margin, %	8.0%	1.6%	n.a.

Appendix II

Condensed consolidated balance sheets as of  June 30, 2007 and December 31, 2006 in RUB

RUB million	Jun. 30, 2007	Dec. 31, 2006	% change, y-o-y
ASSETS
Non-current Assets	47,737	48,110	-0.8%
Property, plant and equipment	37,750	39,186	-3.7%
Current Assets	22,545	20,388	10.6%
Accounts receivable, net	8,672	8,821	-1.7%
Short-term investments	7,670	8,496	-10.3%
Cash and cash equivalents	5,463	2,353	132.2%
Total Assets	70,282	68,498	2.6%

SHAREHOLDERS’ EQUITY, MINORITY INTEREST AND LIABILITIES
Shareholder’s equity	52,318	50,945	2.7%
Current liabilities	11,317	12,696	-10.9%
Current portion of long-term loans	817	3,005	-72.8%
Non-current liabilities	6,647	4,857	36.9%
Long-term loans - net of current portion	2,353	298	by a factor of 7.9
Deferred tax liabilities	3,363	3,444	-2.4%
Total Liabilities	17,964	17,553	2.3%
Total Shareholders’ equity, Minority interest and Liabilities	70,282	68,498	2.6%

Net debt(1)	-9,913	-7,546	31.4%

(1)	Net debt is calculated as the sum of long-term loans and short-term borrowings minus cash and cash equivalents and short-term investments.